UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34575

Cambium Learning Group, Inc.

(Exact name of registrant as specified in its charter)

17855 Dallas Parkway, Suite 400
Dallas, TX 75287
(888) 399-1995

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

Pursuant to the requirements of the Securities Exchange Act of 1934, Cambium Learning Group, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 28, 2018	By:	/s/ Barbara Benson Name: Barbara Benson Title: Chief Financial Officer

*On December 18, 2018, pursuant to the Agreement and Plan of Merger, dated as of October 12, 2018, by and among Cambium Learning Group, Inc. (the "Registrant"), Cambium Holding Corp. (formerly known as Campus Holding Corp.) ("Parent"), and Campus Merger Sub Inc., a wholly owned subsidiary of Parent ("Merger Sub"), Merger Sub merged with and into the Registrant, with the Registrant surviving as a wholly owned subsidiary of Parent.